SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

CELLULAR BIOMEDICINE GROUP, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

276050101
(CUSIP Number)

530 University Avenue, #17 Palo Alto, CA 94301 (650) 566-5064
(Name, address and telephone number of person authorized to receive notices and communications)

August 2, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 276050101	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Keith Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	7	SOLE VOTING POWER 469,200
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 469,200
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 469,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 276050101	SCHEDULE 13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This Schedule 13D/A relates to the common stock, par value $.001 per share (the “Common Stock”) of Cellular Biomedicine Group, Inc., formerly known as EastBridge Investment Group Corporation, a Delaware corporation, whose principal executive office is located at 530 University Avenue, #17, Palo Alto, CA 94301 (the “Issuer”).

Item 2.	Identity and Background.

(a)           This Schedule 13D/A is being filed on behalf of Keith Wong, referred hereto as the “Reporting Person”.

(b)           Mr. Wong’s address is 8040 E. Morgan Trail, Unit 18, Scottsdale, AZ.

(c)           Mr. Wong’s principal occupation is CEO, president and chairman of the board of EastBridge Investment Corp, a subsidiary of the Issuer and a director of the Issuer.

(d)           The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a U.S. citizen.

Item 3.	Source or Amount of Funds or Other Consideration.

In January 2013, the Issuer conducted a share exchange in connection with its reincorporation from Arizona to Delaware, with the same effect as a 1:100 reverse stock split, which became effective on January 31, 2013. All share and per share information in this Schedule 13D/A, unless otherwise specified, reflects this reverse split.

On August 2, 2012, the Reporting Person transferred 1,800,000 (as pre reverse split) and 600,000 (as pre reverse split) shares of the Issuer’s common stock (collectively, the “Shares”) as gifts to Rudolph Wong and Rebecca Wong, respectively. Rudolph Wong and Rebecca Wong are adult children of the Reporting Person, who disclaims beneficial ownership of the Shares.

As of the date of this Schedule, the Reporting Person owned 469,200 shares of common stock, representing 8.9 % of the outstanding common stock

Item 4.	Purpose of the Transaction.

The Reporting Person may purchase additional shares, maintain his present ownership or sell some or all of the shares of the common stock. The Reporting Person does not have any other plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Person holds 469,200 shares of the issued and outstanding Common Stock. Such amount represented 8.9% of the total issued and outstanding common shares of the Issuer.

(b) The Reporting Person holds sole voting and dispositive power over the Common Stock as issued to the Reporting Person.

(c) None.

CUSIP No. 276050101	SCHEDULE 13D	Page 4 of 5 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 6, 2013, Mr. Wong entered into an employment agreement (the “Subsidiary Employment Agreement”) with EastBridge Investment Corp (“EastBridge Sub”). Pursuant to Mr. Wong’s Subsidiary Employment Agreement with EastBridge Sub, Mr. Wong is entitled to an annual base salary of $240,000.  Mr. Wong is also eligible to participate in Amended and Restated 2011 Incentive Stock Option Plan (the "Plan) and receive an option grant to purchase 30,000 shares of the Company’s common stock with an exercise price equal to the volume weighted average or the price per share of the Company common stock as quoted on the OTCQB for the three trading days preceding February 6, 2013.  The option grant shall vest over a two year period at a rate of 1,250 shares per month and shall be controlled by the terms and conditions set forth in a Notice of Grant and Stock Option Agreement approved by the board of directors of the Company or compensation committee thereof.

The Subsidiary Employment Agreement is effective as of February 6, 2013 and will continue for three years thereafter unless earlier terminated. If during the initial three year period following February 6, 2013, Mr. Wong is terminated for any reason other than death, disability, Cause (as defined in their Subsidiary Employment Agreements) or for no good reason, EastBridge Sub shall be obligated to: (i) pay a severance amount equal to two times the executive’s base salary; (ii) accelerate and vest in full the executive’s stock options; (iii) subject to the executive’s election to receive COBRA, pay for the executive’s COBRA premiums during the twelve month period commencing with continuation coverage for the month in which the date of termination occurs.

If Keith Wong’s employment is terminated by EastBridge Sub, upon or within two years following the date of a Change in Control (as defined in the Subsidiary Employment Agreements), EastBridge Sub will (i) pay the executive a severance amount equal to two times the executive’s base salary; (ii) accelerate and vest the executive’s stock options effective immediately upon the date of termination within the two year period following the occurrence of a Change in Control; and (iii) subject to the executive’s election to receive COBRA, pay for the executive’s COBRA premiums during the twelve month period commencing with continuation coverage for the month in which the date of termination occurs.

Item 7.	Material to be filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2013	By:	/s/ Keith Wong
Keith Wong